Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year Ended
	October 31, 2013		January 31,
(Amounts in millions)	2013	2012	2013	2012	2011	2010	2009
Income before income taxes	$17,863	$17,559	$25,662	$24,336	$23,497	$22,077	$20,826
Capitalized interest	(62)	(57)	(74)	(60)	(63)	(85)	(88)
Consolidated net income attributable to the noncontrolling interest	(454)	(487)	(757)	(688)	(604)	(513)	(499)
Adjusted income before income taxes	17,347	17,015	24,831	23,588	22,830	21,479	20,239

Fixed charges:
Interest (1)	1,816	1,774	2,325	2,382	2,268	2,160	2,267
Interest component of rent	648	620	859	790	651	597	406
Total fixed charges	2,464	2,394	3,184	3,172	2,919	2,757	2,673
Income before income taxes and fixed charges	$19,811	$19,409	$28,015	$26,760	$25,749	$24,236	$22,912
Ratio of earnings to fixed charges	8.0	8.1	8.8	8.4	8.8	8.8	8.6
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.